April 14, 2010
VIA FEDERAL EXPRESS
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0404
Re:	Masco Corporation Form 10-K for the year ended December 31, 2009 Filed February 16, 2010 File No. 1-5794
Dear Mr. Hartz:
I am writing to respond to your comment letter dated April 8, 2010 relating to the captioned filing.
Form 10-K for the fiscal year ended December 31, 2009
Employee Retirement Plans, page 21
1.	We have reviewed your response to our prior comment two and appreciate the additional information you have provided. We note that, in 2010, your pension investment advisor recommended a targeted asset portfolio that includes 15% alternative investments. Please revise future filings to more fully discuss how an increased allocation to alternative investments may impact your asset returns as well as any potential volatility and risks associated with these investments.
Response: In future filings, we will discuss how an increased allocation to alternative investments may impact our asset returns and any potential volatility and risks associated with these investments. We have amended the proposed footnote to include disclosures relative to our alternative investments (italicized):
The Company sponsors qualified defined-benefit and defined-contribution retirement plans for most of its employees. In addition to the Company’s qualified defined-benefit pension plans, the Company has unfunded non-qualified defined-benefit pension plans covering certain employees, which provide for benefits in addition to those provided by the qualified pension plans. In March 2009, based on management’s recommendation, the Board of Directors approved a plan to freeze all future benefit accruals under substantially all of the Company’s domestic qualified and non-qualified defined-benefit pension plans. The freeze was effective January 1, 2010. Substantially all salaried employees participate in non-contributory defined-contribution retirement plans, to which payments are determined annually by the Organization and Compensation Committee of the Board of Directors.

Net periodic pension cost for the Company’s defined-benefit pension plans was as follows, in millions:

	Three Months ended March 31,
	2010		2009
	Qualified	Non-Qualified	Qualified	Non-Qualified

Service cost	$	$	$4	$—
Interest cost			11	2
Expected return on plan assets			(8)	—
Recognized prior service cost			—	1
Recognized curtailment loss			3	5
Recognized net loss			5	—

Net periodic pension cost	$	$	$15	$8

Assumptions

Major assumptions used in accounting for the Company’s defined-benefit pension plans were as follows:

	December 31,
	2009	2008
Discount rate for obligations	5.8%	6.1%
Expected return on plan assets	8.0%	8.0%
Discount rate for net periodic pension cost	6.1%	6.25%
The discount rate for obligations was based upon the expected duration of each defined-benefit pension plan’s liabilities matched to the widely used Citigroup Pension Discount Curve and Liability Index for December 31, 2009. Such rates for the Company’s defined- benefit pension plans ranged from 2.60 percent to 6.25 percent, with the most significant portion of the liabilities having a discount rate for obligations of 5.60 percent or higher at December 31, 2009. The decline in the weighted average discount rate to 5.8 percent in 2009 from 6.1 percent in 2008 was principally the result of the variation in long-term rates which were highly volatile at the end of 2008 compared to 2009, for the Citigroup Pension Discount Curve, and the freezing of all future benefit accruals under substantially all of our domestic qualified and non-qualified defined-benefit plans, which shortened the period of future pension payments. The decrease in the discount rate increased our projected benefit obligation by approximately $29 million.

The Company determined the expected long-term rate of return on plan assets of 8 percent based upon an analysis of expected and historical rates of return of various asset classes utilizing the current and long-term target asset allocation of the plan assets. The projected asset return at December 31, 2009 also considered near term returns, including current market conditions and also that pension assets are long-term in nature. The actual annual rate of return on the Company’s pension plan assets was 3.3 percent and .5 percent for the 10-year periods ended December 31, 2009 and 2008, respectively. Although these rates of return are less than our current expected long-term rate of return on plan assets, we note that these 10-year periods include two significant declines in the equity markets. Accordingly, prospectively the Company believes an 8 percent long-term rate of return is reasonable.

The investment objectives are to minimize the volatility of the value of our pension assets relative to pension liabilities and to ensure assets are sufficient to pay plan benefits. The Company based on discussions with our pension investment advisor reduced its equity allocation to 70 percent from 80 percent; increased its debt allocation to 25 percent from 10 percent and allocated 5 percent to alternative investments. The rebalancing of the investment portfolio was based on discussions with the pension investment advisor with the objective of achieving our expected rate of return, reducing volatility of asset returns and considered the freezing of future benefits. The equity portfolios are invested in individual securities or funds that are expected to mirror broad market returns for equity securities. The debt portfolio is invested in corporate bonds, bond index funds or U. S. Treasury securities. The increased allocation to debt securities partially matches the bond-like and long-term nature of the pension liabilities. In 2010 the pension investment advisor recommended that longer term the Company should achieve the following targeted asset portfolio: 45 percent equities, 25 percent debt, 15 percent global assets (combination of equity and debt) and 15 percent alternative investments (such as private equity, commodities and hedge funds). This targeted portfolio is expected to yield a rate of return of 8 percent.

The fair value of our plan assets is subject to risk including significant concentrations of risk in our plan assets related to equity, interest rate and operating risk. In order to ensure assets are sufficient to pay benefits, a portion of plan assets is allocated to equity investments that are expected, over time, to earn higher returns with more volatility than fixed income investments which more closely match pension liabilities. Within equity, risk is mitigated by targeting a portfolio that is broadly diversified by geography, market capitalization, manager mandate size, investment style and process.

In order to minimize asset volatility relative to the liabilities, a portion of plan assets are allocated to fixed income investments that are exposed to interest rate risk. Rate increases generally will result in a decline in fixed income assets while reducing the present value of the liabilities. Conversely, rate decreases will increase fixed income assets, partially offsetting the related increase in the liabilities.

The Company has targeted alternative investments such as hedge funds, private equity funds and commodities that could comprise 15% of the pension assets. It is expected that the alternative investments would have a higher rate of return than the targeted return of 8%. However, these investments are subject to greater volatility due to their nature, than a portfolio of equities and fixed income investments and would be less liquid than financial instruments that trade on public markets.
Potential events or circumstances that could have a negative effect on estimated fair value include the risks of inadequate diversification and weak controls. To mitigate these risks, investments are diversified across and within asset classes in support of investment objectives. Policies and practices to address operating risks include ongoing manager oversight, plan and asset class investment guidelines and instructions that are communicated to managers, and periodic compliance and audit reviews to ensure adherence. In addition, the Company periodically seeks the input of independent advisors to ensure the investment policy is appropriate.
Consolidated Results of Operations and Business Segment and Geographic Area Results,
Pages 26 and 30
General
2.	We have reviewed your response to our prior comment four. While we note that your current disclosure includes some quantified information regarding selling prices and sales volumes, we continue to believe that additional information should be included. For example, your current disclosure could be improved by including the following quantified information:
•	The individual contributions of sales volumes, product mix and fixed costs to the 2009 changes in the net sales and operating profit margins of your Cabinets and Related products segment;

•	The individual contributions of selling prices, product mix and cost savings initiatives to the 2009 changes in the operating profit margins of your Plumbing Products segment;

•	The individual contributions of selling prices, product mix and fixed costs to the 2009 changes in the net sales and operating profit margins of your Installation and Other Services segment;

•	The individual contributions of the sales volume of your paints, stains and builders’ hardware to the 2009 changes in the net sales and operating profit margins of your Decorative Architectural Products segment;
Please note that the above list is not meant to be all-inclusive. Your disclosure in future filings should include quantified information regarding all significant factors impacting your results where practicable.
Response: In future filings, we will include additional quantitative information for significant factors that impact our results, where practicable, including but not limited to information relative to selling prices, volume, product mix, fixed costs and cost savings initiatives. With respect to the specific examples provided by the Staff, we do not believe additional detail is warranted with respect to our Installation and Other Services as this segment is 100% dependent upon the new home construction market and our disclosure addresses the impact of the decline in new home construction. In addition our Decorative Architectural Product segment is comprised principally of paints and stains and our disclosure indicates the significant changes in sales and operating profit were the result of paints and stains. We will consider for our Cabinets and Related Products and Plumbing Products segments providing additional detail to the extent it provides meaningful information to investors. We note that we are unable to provide additional quantitative information with respect to cost savings initiatives since it’s difficult to measure savings. Further, we note that we are unable to provide additional quantitative information with respect to the individual contributions from fixed costs because of the imprecision in determining whether a cost is fixed or variable.
We would appreciate the opportunity to discuss by telephone any further questions or comments you may have. Please feel free to contact me at 313-792-6044
In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact me at 313 792-6044.

Sincerely,

/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Treasurer and Chief Financial Officer